Exhibit (a)(5)(i)

News Release

Viston United Swiss AG Commences All-Cash Offer

to Acquire Petroteq Energy Inc.

•	Petroteq shareholders to receive C$0.74 in cash per common share

•

Offer represents a premium of 279% over the most recent TSX-V closing price and a 1,032% premium over the TSX-V volume weighted average price for the 52 weeks preceding the German purchase offer announced in April

•	All-cash Offer provides full and certain value and liquidity for all shareholders

•	Offer enables shareholders to avoid significant risks with the status quo

TORONTO, October 25, 2021 – Viston United Swiss AG (“Viston”) and its indirect, wholly-owned subsidiary, 2869889 Ontario Inc. (the “Offeror”) today announced that the Offeror has commenced a formal offer (the “Offer”) to acquire all of the issued and outstanding common shares (the “Common Shares”) of Petroteq Energy Inc. (“Petroteq”) (TSX-V:PQE; OTC:PQEFF; FSE:PQCF). All financial information in this news release is presented Canadian dollars.

The Offer to Purchase and Circular (the “Offer to Purchase and Circular”) and related documents were mailed to Petroteq shareholders (“Shareholders”) on October 25, 2021 and the Offer commenced the same day. The Offer to Purchase and Circular have been filed with the Canadian securities regulators on SEDAR under Petroteq’s profile at www.sedar.com and with the United States Securities and Exchange Commission at www.sec.gov.

Under the terms of the Offer, Shareholders will receive C$0.74 in cash for each Common Share. The Offer represents a significant premium of approximately 279% based on the closing price of C$0.195 per Common Share on the TSX-V on August 6, 2021, being the last trading day prior to the issuance of a cease trade order by the Ontario Securities Commission (“OSC”) at which time the TSX-V halted trading in the Common Shares. The Offer also represents a premium of approximately 1,032% to the volume weighted average trading price of C$0.065 per Common Share on the TSX-V for the 52-weeks preceding the German voluntary public purchase offer in April. The Offer is open for acceptance until 5:00 p.m. (Toronto time) on February 7, 2022, unless the Offer is extended, accelerated or withdrawn by the Offeror in accordance with its terms.

Benefits of the Offer

The Offeror believes that the Offer is compelling, and represents a clearly superior alternative to continuing on the course set by the current Petroteq board of directors and management team, for reasons that include the following:

•

Premium to market price. The Offer represents a significant premium of 279.49% based on the closing price of C$0.195 per Common Share on the TSX-V on August 6, 2021 (the last trading day prior to the announcement by Petroteq of the cease trade order issued by the OSC at which time the TSX-V halted trading in the Common Shares. The Offer also represents a premium of 1,031.75% to the volume weighted average trading price of C$0.065 per Common Share on the TSX-V for the 52-week period prior to April 15 2021 (the last trading day prior to the publication of a voluntary public purchase offer in the German Federal Gazette).

•

Liquidity and certainty of value. The Offer provides 100% cash consideration for the Common Shares, giving Shareholders certainty of value and immediate liquidity in the face of volatile markets and against a backdrop of historically poor performance of Petroteq shares.

•

The status quo leaves Shareholders with considerable risk. If the Offer is not successful and no competing transaction is made, the Offeror believes it is likely the trading price of the Common Shares will decline to significantly lower levels. Petroteq has never been profitable and currently has limited cash to fund capital projects and debt obligations.

•

Project execution and development risk. The Offeror believes that the Offer provides Shareholders with the value inherent in Petroteq’s portfolio of projects, including the oil extraction plant, without the long-term risks associated with the development and execution of those projects.

•

The Petroteq board and management team have driven a significant destruction of shareholder value. The current leadership team has demonstrated an inability to increase earnings or achieve profitability, having accumulated losses of US$97 million since inception, a working capital deficit of US$13 million and nearly US$20 million of total debt. There is a risk of significant dilution to Shareholders, given that, as of May 31, 2021, outstanding options, warrants and convertible debentures were exercisable for/convertible into a total of 207,360,625 Common Shares, and that Petroteq has disclosed that it intends to issue further convertible securities and Common Shares in order to finance its operations and developments. Further issuance of Common Shares in this way will have a dilutive effect on the percentage ownership held by holders of its Common Shares. Viston believes this is a direct result of several poor strategic capital allocation decisions.

These and other benefits of the Offer to Shareholders are described in more detail in the Offer to Purchase and Circular.

Through its representatives, Viston made attempts to engage in discussions with the Petroteq Board, including an initial outreach through counsel on July 22, 2021, followed by the sharing of proof of funds for the Amended German Offer on August 24, 2021, and the entering into of a confidentiality agreement effective September 17, 2021, which disclosed Viston’s identity. In light of the significant premium being offered for the Common Shares, the Offeror expected that the Petroteq Board would accept Viston’s invitation to negotiate with a view to delivering value to its Shareholders but no progress was made.

Offer Details

The Offer is subject to specified conditions being satisfied or waived by the Offeror. These conditions include, without limitation: at least 50% +1 of the outstanding Common Shares on a fully diluted basis being validly deposited under the Offer and not withdrawn; the Offeror having determined, in its reasonable judgment, that no Material Adverse Effect exists; and receipt of all necessary regulatory approvals.

The Offer is not subject to a financing condition. The Offeror intends to fund the Offer from cash resources available to Viston, who has secured, on a firm, committed basis, up to EUR 420 million to fund the consideration payable for the Common Shares and to complete the transaction.

All cash payments under the Offer will be made in Canadian dollars; however, a Shareholder can elect to receive payment in U.S. dollars by checking the appropriate box in the Letter of Transmittal.

The Offeror encourages Shareholders to read the full details of the Offer set forth in the Offer to Purchase and Circular, which contains the full terms and conditions of the Offer and other important information, as well as detailed instructions on how Shareholders can tender their Common Shares to the Offer.

For More Information and How to Tender Shares to the Offer

Shareholders who hold Common Shares through a broker or intermediary should promptly contact them directly and provide their instructions to tender to the Offer, including any U.S. dollar currency election. Taking no action and not accepting the Offer comes with significant risks of shareholder dilution and constrained share prices. The deadline for Shareholders to tender their shares is February 7, 2022.

For assistance or to ask any questions, Shareholders should visit www.petroteqoffer.com or contact Kingsdale Advisors, the Information Agent and Depositary in connection with the Offer, within North America toll-free at 1-866-581-1024, outside North America at 1-416-867-2272 or by e-mail at contactus@kingsdaleadvisors.com.

Advisors

The Offeror has engaged Gowling WLG (Canada) LLP (“Gowling”) to advise on certain Canadian legal matters and Dorsey & Whitney LLP to advise on certain U.S. legal matters. Kingsdale Advisors is acting as Information Agent and Depositary.

About the Offeror

The Offeror is an indirect, wholly-owned subsidiary of Viston, a Swiss company limited by shares (AG) established in 2008 under the laws of Switzerland. The Offeror was established on September 28, 2021 under the laws of the Province of Ontario. The Offeror’s registered office is located at 100 King Street West, Suite 1600, 1 First Canadian Place, Toronto, Ontario, Canada M5X 1G5. The registered and head office of Viston is located at Haggenstreet 9, 9014 St. Gallen, Switzerland.

Viston was created to invest in renewable energies and clean technologies, as well as in the environmental protection industry. Viston aims to foster innovative technologies, environmentally-friendly and clean fossil fuels and to help shape the future of energy. Since October 2008, Viston has undertaken its research, development and transfer initiatives in Saint Gallen, Switzerland. Viston has been working to optimize and adapt these technologies to current market requirements to create well-engineered products. Viston’s work also includes the determination of technical and economic risks, as well as the search for financing opportunities.

Caution Regarding Forward-Looking Statements

Certain statements contained in this news release contain “forward-looking information” and are prospective in nature. Forward-looking information is not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties that could cause actual results to differ materially from the future results expressed or implied by the forward-looking information. Often, but not always, forward-looking information can be identified by the use of forward-looking words such as “plans”, “expects”, “intends”, “anticipates”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release includes, but is not limited to, statements relating to the following items: expectations relating to the Offer and information concerning the Offeror’s plans for Petroteq in the event the Offer is successful; the satisfaction or waiver of the conditions to consummate the Offer; the benefits of the Offer; the results, effects and timing of the Offer and completion of any Compulsory Acquisition or Subsequent Acquisition Transaction; expectations regarding the availability of financing and the Offeror’s plans for any refinancing transactions; expectations that there is a low likelihood of a competing offer and the likelihood that the price of the Common Shares will decline back to pre-Offer levels if the Offer is not successful; expectations regarding the process for obtaining regulatory approvals; the tax treatment of Shareholders; intentions to delist the Common Shares and to cause Petroteq to cease to be a reporting issuer and to cease to have public reporting obligations in any jurisdiction where it currently has such obligations, if permitted under applicable Law; and the completion of a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Although the Offeror and Viston believe that the expectations reflected in such forward-looking information are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking information, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results, performance or achievements of the Offeror or the completion of the Offer to differ materially from any future results, performance or achievements expressed or implied by such forward-looking information include, among other things, the ultimate outcome of any possible transaction between Viston and Petroteq, including the possibility that Petroteq will not accept a transaction with Viston or enter into discussions regarding a possible transaction, actions taken by Petroteq, actions taken by security holders of Petroteq in respect of the Offer, that the conditions of the Offer may not be satisfied or waived by Viston at the expiry of the Offer period, the ability of the Offeror to acquire 100% of the Common Shares through the Offer, the ability to obtain regulatory approvals and meet other closing conditions to any possible transaction, including any necessary shareholder approvals, potential adverse reactions or changes to business relationships resulting from the announcement, pendency or completion of the Offer transaction or any subsequent transaction, competitive responses to the announcement or completion of the Offer, unexpected costs, liabilities, charges or expenses resulting from the proposed transaction, exchange rate risk related to the financing arrangements, litigation relating to the proposed transaction, the inability to engage or retain key personnel, any changes in general economic and/or industry-specific conditions, industry risk, risks inherent in the running of the business of the Offeror or its affiliates, legislative or regulatory changes, Petroteq’s structure and its tax treatment, competition in the oil & gas industry, obtaining necessary approvals, financial leverage for additional funding requirements, capital requirements for growth, interest rates, dependence on skilled staff, labour disruptions, geographical concentration, credit risk, liquidity risk, changes in capital or securities markets and that there are no inaccuracies or material omissions in Petroteq’s publicly available information, and that Petroteq has not disclosed events which may have occurred or which may affect the significance or accuracy of such information. These are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of the Offeror’s forward-looking information. Other unknown and unpredictable factors could also impact its results. Many of these risks and uncertainties relate to factors beyond the Offeror’s ability to control or estimate precisely. Consequently, there can be no assurance that the actual results or developments anticipated by the Offeror will be realized or, even if substantially realized, that they will have the expected consequences for, or effects on, the Offeror, its future results and performance.

Forward-looking information in this news release is based on the Offeror and Viston’s beliefs and opinions at the time the information is given, and there should be no expectation that this forward-looking information will be updated or supplemented as a result of new information, estimates or opinions, future events or results or otherwise, and each of the Offeror and Viston disavows and disclaims any obligation to do so except as required by applicable Law. Nothing contained herein shall be deemed to be a forecast, projection or estimate of the future financial performance of the Offeror or any of its affiliates or Petroteq.

Unless otherwise indicated, the information concerning Petroteq contained herein has been taken from or is based upon Petroteq’s and other publicly available documents and records on file with the Securities Regulatory Authorities and other public sources at the time of the Offer. Although the Offeror and Viston have no knowledge that would indicate that any statements contained herein relating to Petroteq, taken from or based on such documents and records are untrue or incomplete, neither the Offeror, Viston nor any of their respective officers or directors assumes any responsibility for the accuracy or completeness of such information, or for any failure by Petroteq to disclose events or facts that may have occurred or which may affect the significance or accuracy of any such information, but which are unknown to the Offeror and Viston.

Additional Information

This news release relates to a tender offer which Viston, through the Offeror, has made to Shareholders. The Offer is being made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase and Circular, the letter of transmittal and other related offer documents) filed by Viston on October 25, 2021. These materials, as may be amended from time to time, contain important information, including the terms and conditions of the Offer. Subject to future developments, Viston (and, if applicable, Petroteq) may file additional documents with the Securities and Exchange Commission (the “SEC”). This press release is not a substitute for any tender offer statement, recommendation statement or other document Viston and/or Petroteq may file with the SEC in connection with the proposed transaction.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. Investors and security holders of Petroteq are urged to read the tender offer statement (including the Offer to Purchase and Circular, the letter of transmittal and other related offer documents) and any other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any investors and security holders may obtain free copies of these documents (if and when available) and other documents filed with the SEC by Viston through the web site maintained by the SEC at www.sec.gov or by contacting Kingsdale Advisors, the Information Agent and Depositary in connection with the offer, within North America toll-free at 1-866-581-1024, outside North America at 1-416-867-2272 or by e-mail at contactus@kingsdaleadvisors.com.

For More Information

Media inquiries:

Ian Robertson, President, Canada

Kingsdale Advisors,

Direct: 416-867-2333

Cell: 647-621-2646

irobertson@kingsdaleadvisors.com

For assistance in depositing Petroteq Common Shares to the Offer, please contact:

Kingsdale Advisors

130 King Street West, Suite 2950

Toronto, ON M5X 1E2

North American Toll Free: 1-866-581-1024

Outside North America: 1-416-867-2272

Email: contactus@kingsdaleadvisors.com

www.petroteqoffer.com